UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

HSN, Inc.

(Name of the Issuer)

HSN, Inc.

Liberty Interactive Corporation

Liberty Horizon, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404303109

(CUSIP Number of Class of Securities)

Gregory J. Henchel	Richard N. Baer, Esq.
HSN, Inc.	Chief Legal Officer
1 HSN Drive	Liberty Interactive Corporation
St. Petersburg, Florida, 33729	Liberty Horizon, Inc.
(727) 872-1000	12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the
Persons Filing Statement)

With copies to:

George R. Bason, Jr.	Renee L. Wilm
Marc O. Williams	Jonathan Gordon
Davis Polk & Wardwell LLP	Beverly B. Reyes
450 Lexington Avenue	Baker Botts L.L.P.
New York, New York 10017	30 Rockefeller Plaza
(212) 450-4000	New York, New York 10112
(212) 408-2500

This statement is filed in connection with (check the appropriate box):

☒          a.              The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☒          b.              The filing of a registration statement under the Securities Act of 1933.

☐            c.               A tender offer.

☐            d.              None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$1,466,456,428	$0

(*)                     Calculated solely for purposes of determining the filing fee.  The transaction value was calculated based upon the market value of the securities to be acquired in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, based on the average of the high and low prices for shares of common stock of HSN, Inc. as reported on the Nasdaq Stock Market LLC on November 24, 2017 ($41.32 per share), multiplied by the estimated maximum number of shares of common stock common stock of HSN, Inc. (35,490,233) that may be acquired.

(**)              The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0001245 by the aggregate transaction valuation.

☒                      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $182,574

Form or Registration No.: Amendment No. 3 to the Registration Statement on Form S-4 (Registration No. 333-220270)

Filing Party: Liberty Interactive Corporation

Date Filed: November 27, 2017

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (a) HSN, Inc., a Delaware Corporation and the issuer of the common stock that is the subject of the Rule 13e-3 transaction (“HSNi”); (b) Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”); and (c) Liberty Horizon, Inc., a Delaware corporation and a wholly owned subsidiary of Liberty Interactive (“Merger Sub”) (collectively, the “Filing Persons”).

On July 5, 2017, Liberty Interactive entered into an Agreement and Plan of Merger (the “merger agreement”) with HSNi and Merger Sub. The merger agreement provides that Merger Sub will merge with and into HSNi, with HSNi continuing as the surviving corporation and becoming a wholly owned subsidiary of Liberty Interactive (the “merger”).

In the proposed merger, subject to the terms and conditions of the merger agreement, each holder of common stock, par value $0.01 per share, of HSNi (the “HSNi common stock”, and each such holder, an “HSNi stockholder”) (other than Liberty Interactive or any of its wholly owned subsidiaries) will receive 1.650 (the “exchange ratio”) validly issued, fully paid and non-assessable shares of Liberty Interactive’s Series A QVC Group common stock, par value $0.01 per share (the “Liberty QVCA common stock”), for each share of HSNi common stock held by such holder.  The exchange ratio is fixed and will not reflect changes in the price of HSNi common stock or Liberty QVCA common stock prior to the closing of the merger.  Based on the closing price of shares of Liberty QVCA common stock on the NASDAQ Global Select Market on July 5, 2017, the last trading day before public announcement of the merger agreement, the exchange ratio represented approximately $40.36 in shares of Liberty QVCA common stock for each share of HSNi common stock, and, based on the closing price of shares of Liberty QVCA common stock on November 24, 2017, the last practicable date before the filing of this Transaction Statement, the exchange ratio represented approximately $40.95 in shares of Liberty QVCA common stock. The exchange ratio is subject to customary anti-dilution adjustments, such as in the event of a stock split or of a stock dividend on shares of Liberty QVCA common stock.

At the effective time of the merger (the “effective time”), subject to the terms and conditions of the merger agreement, outstanding HSNi equity awards will be adjusted as follows: (a) each option to purchase shares of HSNi common stock (an “HSNi stock option”) that is outstanding as of immediately prior to the effective time, whether vested or unvested, will be converted into an option to purchase a number of shares of Liberty QVCA common stock equal to the product of (i) the number of shares of HSNi common stock subject to such HSNi stock option immediately prior to the effective time and (ii) the exchange ratio, rounded down to the nearest whole share, at an exercise price per share determined by dividing the per-share exercise price of the HSNi stock option immediately prior to the effective time by the exchange ratio (rounding the resulting quotient up to the nearest whole cent); (b) each stock appreciation right with respect to shares of HSNi common stock (an “HSNi SAR”) that is outstanding as of immediately prior to the effective time, whether vested or unvested, will be converted into a stock appreciation right with respect to a number of shares of Liberty QVCA common stock equal to the product of (i) the number of shares of HSNi common stock subject to such HSNi SAR immediately prior to the effective time and (ii) the exchange ratio, rounded down to the nearest whole share, at an exercise price per share determined by dividing the exercise price of such HSNi SAR immediately prior to the effective time by the exchange ratio (rounding the resulting quotient up to the nearest whole cent); (c) each award of restricted stock units with respect to shares of HSNi common stock (an “HSNi RSU”) that is outstanding as of immediately prior to the effective time, that is subject to time-based vesting, will be converted into an award of restricted stock units with respect to a number of shares of Liberty QVCA common stock equal to the product of (i) the number of shares of HSNi common stock subject to such HSNi RSU immediately prior to the effective time and (ii) the exchange ratio, rounded to the nearest whole share; and (d) each award of performance share units with respect to shares of HSNi common stock (an “HSNi PSU”) that is outstanding as of immediately prior to the effective time will be converted into an award of performance share units with respect to a target number of shares of Liberty QVCA common stock equal to the product of (i) the target number of shares of HSNi common stock subject to such HSNi PSU immediately prior to the effective time and (ii) the exchange ratio, rounded to the nearest whole share.

i

Concurrently with the filing of this Transaction Statement, Liberty Interactive is filing with the SEC Amendment No. 3 to its Registration Statement on Form S-4 (Registration No. 333-220270), which includes a proxy statement of HSNi (the “proxy statement/prospectus”) relating to the special meeting of HSNi stockholders (the “HSNi special meeting”).

At the HSNi special meeting, HSNi stockholders will be asked to consider and vote upon (1) a proposal to approve the adoption of the merger agreement (the “merger agreement proposal”); (2) a proposal to authorize the adjournment of the HSNi special meeting by HSNi to permit further solicitation of proxies, if necessary or appropriate, if sufficient votes are not represented at the HSNi special meeting to approve the merger agreement proposal (the “adjournment proposal”); and (3) a proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to HSNi’s named executive officers that is based on or otherwise relates to the merger (the “non-binding compensation advisory proposal”).

The approval of the merger agreement proposal is a condition to the completion of the merger. The approval of the adjournment proposal and the non-binding compensation advisory proposal are not conditions to the completion of the merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement/prospectus of the information required to be included in responses to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement/prospectus, including all annexes, exhibits and appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information in the proxy statement/prospectus. As of the date hereof, the proxy statement/prospectus is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Persons.

Each of Centerview Partners LLC and Goldman Sachs & Co. LLC has consented to the inclusion of its respective materials filed as Exhibits under Item 16 of this Transaction Statement.

ii

iii

Item 1.                                 Summary Term Sheet (Regulation M-A, Item 1001)

The information set forth in the proxy statement/prospectus under the following captions  is incorporated herein by reference:

“Questions and Answers”

“Summary”

Item 2.                                 Subject Company Information (Regulation M-A, Item 1002)

(a)                                 Name and Address.

HSN, Inc.

1 HSN Drive

St. Petersburg, Florida, 33729

(727) 872-1000

The information set forth in the proxy statement/prospectus under the caption “Summary—The Companies—HSN, Inc.” is incorporated herein by reference.

(b)                                 Securities.  The subject class of equity securities to which this Transaction Statement relates is the common stock, par value $0.01, of HSN, Inc. (the “HSNi common stock”).  As of November 24, 2017, 52,455,457 shares of HSNi common stock were outstanding.

(c)                               Trading Market and Price.  The information set forth in the proxy statement/prospectus under the caption “Comparative Per Share Market Price and Dividend Information—HSNi Market Price” is incorporated herein by reference.

(d)                                 Dividends.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Comparative Per Share Market Price and Dividend Information—HSNi Market Price”

“Comparative Per Share Market Price and Dividend Information—Dividends”

“Special Factors—The Merger Agreement—Conduct of HSNi Pending the Merger”

(e)                                  Prior Public Offerings.  None.

(f)                                   Prior Stock Purchases.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Security Ownership of Certain Beneficial Owners—Security Ownership of Liberty Interactive, Merger Sub and Certain Persons—Transactions in HSNi Common Stock During the Past Two Years”

“Additional Information—Where You Can Find Additional Information”

Item 3.                                 Identity and Background of Filing Persons (Regulation M-A, Item 1003)

(a)-(c)               Name and Address, Business and Background of Entities, Business and Background of Natural Persons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The Companies”

“Special Factors—Security Ownership of Certain Beneficial Owners”

“Other Important Information Regarding the Parties”

“The HSNi Special Meeting—Other Information”

“Additional Information—Where You Can Find Additional Information”

Item 4.                                 Terms of the Transaction (Regulation M-A, Item 1004)

(a)                                 Material Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Effect of the Merger on HSNi Stockholders; What HSNi Stockholders Will Receive in the Merger”

“Special Factors—Liberty Interactive’s Purpose and Reasons for the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

“Special Factors—Accounting Treatment”

“Special Factors—The Merger Agreement”

“Special Factors—The Rights Plan Amendment”

“Special Factors—Material U.S. Federal Income Tax Consequences”

“Comparison of Stockholders’ Rights”

“The HSNi Special Meeting—Required Vote”

(c)                                  Different Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Effect of the Merger on HSNi Stockholders; What HSNi Stockholders Will Receive in the Merger”

“Special Factors—Interests of Certain Persons of HSNi in the Merger”

“Special Factors—The Merger Agreement—Consideration to HSNi Stockholders in the Merger”

“Special Factors—The Merger Agreement—Treatment of HSNi Stock Options and Other Equity-Based Awards in the Merger”

“Special Factors—The Merger Agreement—Liberty Interactive Voting Obligations”

(d)                                 Appraisal Rights. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors—No Appraisal Rights”

(e)                                  Provisions for Unaffiliated Security Holders.  The information set forth in the proxy statement/prospectus under the caption “Additional Information—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)                                   Eligibility for Listing or Trading. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—The Merger Agreement—Conditions to the Completion of the Merger”

“Special Factors—The Merger Agreement—Listing of Liberty QVCA Common Stock in the Merger “

“Special Factors—Plans for HSNi After the Merger”

Item 5.                                 Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A, Item 1005)

(a)                                 Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger on HSNi Stockholders; What HSNi Stockholders Will Receive in the Merger”

“Special Factors—Security Ownership of Certain Beneficial Owners—Security Ownership of HSNi Officers and Directors—Transactions in HSNi Common Stock During the Past 60 Days”

“Additional Information—Where You Can Find Additional Information”

(b)-(c)               Significant Corporate Events, Negotiations or Contracts. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Liberty Interactive’s Purpose and Reasons for the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

(e)                               Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Liberty Interactive’s Purpose and Reasons for the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

“Special Factors—Interests of Certain Persons of HSNi in the Merger”

“Special Factors—The Merger Agreement”

“Special Factors—The Rights Plan Amendment”

“Special Factors—Certain Relationships and Related Party Transactions”

Item 6.                                 Purposes of the Transaction and Plans or Proposals (Regulation M-A, Item 1006)

(b)                                 Use of Securities Acquired. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Effect of the Merger on HSNi Stockholders; What HSNi Stockholders Will Receive in the Merger”

“Special Factors—The Merger Agreement—Consideration to HSNi Stockholders in the Merger”

“Special Factors—The Merger Agreement—Exchange of Shares in the Merger”

“Special Factors—Plans for HSNi After the Merger”

(c)(1)-(8) Plans. The information set forth in the proxy statement/prospectus under the following captions  is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons of HSNi in the Merger”

“Special Factors—Liberty Interactive’s Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger on HSNi Stockholders; What HSNi Stockholders Will Receive in the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

“Special Factors—The Merger Agreement”

“Special Factors—The Rights Plan Amendment”

“Special Factors—Plans for HSNi After the Merger”

“Special Factors—Certain Relationships and Related Party Transactions”

Item 7.                                 Purposes, Alternatives, Reasons and Effects (Regulation M-A, Item 1013)

(a)                                 Purposes. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Liberty Interactive’s Purpose and Reasons for the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

“Special Factors—Plans for HSNi After the Merger”

(b)                                 Alternatives. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Liberty Interactive’s Purpose and Reasons for the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

(c)                                  Reasons.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Liberty Interactive’s Purpose and Reasons for the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

“Special Factors—Plans for HSNi After the Merger”

(d)                                 Effects. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Effect of the Merger on HSNi Stockholders; What HSNi Stockholders Will Receive in the Merger”

“Special Factors—Liberty Interactive’s Purpose and Reasons for the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

“Special Factors—Interests of Certain Persons of HSNi in the Merger”

“Special Factors—No Appraisal Rights”

“Special Factors—The Merger Agreement”

“Special Factors—The Rights Plan Amendment”

“Special Factors—Plans for HSNi After the Merger”

“Special Factors—Security Ownership of Certain Beneficial Owners”

“Special Factors—Certain Relationships and Related Party Transactions”

“Special Factors—Material U.S. Federal Income Tax Consequences”

Item 8.                                 Fairness of the Transaction (Regulation M-A, Item 1014)

(a)-(b)              Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

“Special Factors—Position of Liberty Interactive and Merger Sub as to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee Financial Advisor (Centerview Partners)”

“Special Factors—Opinion of the Special Committee Financial Advisor (Goldman Sachs)”

“Annex C:  Opinion of Centerview Partners LLC”

“Annex D:  Opinion of Goldman Sachs & Co. LLC”

(c)                                  Approval of Security Holders. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

“The HSNi Special Meeting—Required Vote”

(d)                              Unaffiliated Representatives. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Position of Liberty Interactive and Merger Sub as to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee Financial Advisor (Centerview Partners)”

“Special Factors—Opinion of the Special Committee Financial Advisor (Goldman Sachs)”

“Annex C:  Opinion of Centerview Partners LLC”

“Annex D:  Opinion of Goldman Sachs & Co. LLC”

(e)                               Approval of Directors. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

“Special Factors—Interests of Certain Persons of HSNi in the Merger”

“The HSNi Special Meeting—Recommendation of the HSNi Board”

(f)                                   Other Offers.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

Item 9.                                 Reports, Opinions, Appraisals and Negotiations (Regulation M-A, Item 1015)

(a)-(b)              Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of the Special Committee Financial Advisor (Centerview Partners)”

“Special Factors—Opinion of the Special Committee Financial Advisor (Goldman Sachs)”

“Annex C:  Opinion of Centerview Partners LLC”

“Annex D:  Opinion of Goldman Sachs & Co. LLC”

The presentation materials dated January 13, 2017, January 30, 2017, February 9, 2017, February 24, 2017, March 9, 2017, March 20, 2017, May 11, 2017, May 15, 2017, May 19, 2017, May 24, 2017, May 26, 2017, June 1, 2017, June 12, 2017, June 13, 2017, June 22, 2017 and July 5, 2017, each jointly prepared by Centerview Partners LLC and Goldman Sachs & Co. LLC and reviewed by the Special Committee, and, in some cases, the HSNi board, are attached hereto as Exhibits (c)(1) through (c)(17) and are incorporated by reference herein.

(c)                               Availability of Documents. The information set forth in the proxy statement/prospectus under the caption “Special Factors—Availability of Documents” is incorporated herein by reference.

Item 10.                          Source and Amounts of Funds or Other Consideration (Regulation M-A, Item 1007)

(a)-(b) Source of Funds; Conditions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Amount and Source of Funds and Financing in the Merger; Expenses”

“Special Factors—Effect of the Merger on HSNi Stockholders; What HSNi Stockholders Will Receive in the Merger”

“Special Factors—The Merger Agreement—Consideration to HSNi Stockholders in the Merger”

(c)                               Expenses.  The information set forth in the proxy statement/prospectus under the caption “Special Factors—Amount and Source of Funds and Financing in the Merger; Expenses” is incorporated herein by reference.

(d)                                 Borrowed Funds.  None.

Item 11.                          Interest in Securities of the Subject Company (Regulation M-A, Item 1008)

(a)                                 Securities Ownership.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Security Ownership of Certain Beneficial Owners—Security Ownership of HSNi Officers and Directors”

“Special Factors—Security Ownership of Certain Beneficial Owners—Security Ownership of Liberty Interactive, Merger Sub and Certain Persons”

(b)                                 Securities Transactions.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Security Ownership of Certain Beneficial Owners—Security Ownership of Liberty Interactive, Merger Sub and Certain Persons—Transactions in HSNi Common Stock During the Past 60 Days”

“Special Factors—Security Ownership of Certain Beneficial Owners—Security Ownership of HSNi Officers and Directors—Transactions in HSNi Common Stock During the Past 60 Days”

Item 12.                          The Solicitation or Recommendation (Regulation M-A, Item 1012)

(d)                                 Intent to Tender or Vote in a Going Private Transaction.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

“Special Factors—Liberty Interactive’s Purpose and Reasons for the Merger”

“Special Factors—The Merger Agreement—Liberty Interactive Voting Obligations”

“The HSNi Special Meeting”

(e)                                  Recommendation of Others.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—HSNi’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Special Committee and HSNi Board; Fairness of the Merger”

“Special Factors—Liberty Interactive’s Purpose and Reasons for the Merger”

“The HSNi Special Meeting”

Item 13.                          Financial Statements (Regulation M-A, Item 1010)

(a)                                 Financial Information.  The audited financial statements set forth in HSNi’s Annual Report on Form 10-K for the year ended December 31, 2016 and the unaudited financial statements set forth in HSNi’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017 are incorporated by reference herein.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Selected Financial Data of Liberty Interactive and HSNi”

“Unaudited Comparative Per Share Information”

(b)                              Pro Forma Information.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Unaudited Pro Forma Condensed Combined Financial Statements—Pro Forma Information”

“Unaudited Comparative Per Share Information—QVC Group Pro Forma Per Share Data”

Item 14.                          Persons/Assets, Retained, Employed, Compensated and Used (Regulation M-A, Item 1009)

(a)-(b)              Solicitations and Recommendations; Employees and Corporate Assets.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors—Amount and Source of Funds and Financing in the Merger; Expenses”

“The HSNi Special Meeting”

Item 15.                          Additional Information (Regulation M-A, Item 1011)

(b)                                 The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“HSNi Proposals—HSNi Proposal 3:  The Non-Binding Compensation Advisory Proposal”

“Special Factors—Interests of Certain Persons of HSNi in the Merger”

“Special Factors—Effects of the Merger on HSNi Stockholders; What HSNi Stockholders Will Receive in the Merger”

(c)                                  Other Material Information. The information set forth in the proxy statement/prospectus, including all annexes, exhibits and appendices thereto, is incorporated herein by reference.

Item 16.                          Exhibits (Regulation M-A, Item 1016)

(a)(1)                  The preliminary proxy statement/prospectus of Liberty Interactive Corporation (the “proxy statement/prospectus”) (incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-4 filed by Liberty Interactive Corporation with the SEC on November 27, 2017 (Registration No. 333-220270)).

(a)(2)                  Form of Proxy Card (incorporated by reference to the proxy statement/prospectus).

(a)(3)                  Letter to HSNi Stockholders (incorporated by reference to the proxy statement/prospectus).

(a)(4)                  Notice of Special Meeting of HSNi Stockholders (incorporated by reference to the proxy statement/prospectus).

(a)(5)                  Joint Press Release, dated July 6, 2017 (incorporated by reference to Exhibit 99.1 to Liberty Interactive Corporation’s Current Report filed on Form 8-K with the SEC on July 6, 2017 and pursuant to Rule 425 of the Securities Act of 1933).

(a)(6)                  Investor Presentation, dated July 6, 2017 (incorporated by reference to Exhibit 99.2 to Liberty Interactive Corporation’s Current Report filed on Form 8-K with the SEC on July 6, 2017 and pursuant to Rule 425 of the Securities Act of 1933).

(a)(7)                  Customer Talking Points and Communication (incorporated by reference to HSN, Inc.’s filing with the SEC on July 6, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(8)                  Employee FAQ (incorporated by reference to HSN, Inc.’s filing with the SEC on July 6, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(9)                  Employee Talking Points (incorporated by reference to HSN, Inc.’s filing with the SEC on July 6, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(10)           Partner Talking Points and Communication (incorporated by reference to HSN, Inc.’s filing with the SEC on July 6, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(11)           An Important Message from the Office of the CEO (incorporated by reference to HSN, Inc.’s filing with the SEC on July 6, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(12)           Message from Mike George, President and CEO of QVC, Inc. to Employees of QVC, Inc. July 6, 2017 (incorporated by reference to Liberty Interactive Corporation’s filing with the SEC on July 6, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(13)           Press Release, dated July 11, 2017 (incorporated by reference to Exhibit 99.1 to Liberty Interactive Corporation’s Current Report filed on Form 8-K with the SEC on July 12, 2017 and pursuant to Rule 425 of the Securities Act of 1933).

(a)(14)           Excerpts from the Transcript of Andrew Lessman Video Blog Post Regarding the Proposed Acquisition of HSN, Inc. by Liberty Interactive Corporation, dated July 12, 2017 (incorporated by reference to Liberty Interactive Corporation’s filing with the SEC on July 13, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(15)           Transcript of Andrew Lessman Video Blog Post Regarding the Proposed Acquisition of HSN, Inc. by Liberty Interactive Corporation, dated July 12, 2017 (incorporated by reference to HSN Inc.’s filing with the SEC on July 12, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(16)           Transcript of remarks by the Office of the Chief Executive of HSN, Inc. (incorporated by reference to HSN, Inc.’s filing with the SEC on July 12, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(17)           Transcript of “Open Mike” Presentation by Michael George, President and CEO of QVC, Inc., on July 6, 2017 to QVC, Inc. Employees (incorporated by reference to Liberty Interactive Corporation’s filing with the SEC on July 13, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(18)           Excerpts from the Transcript of the Presentation of Mike George, President and CEO of QVC, Inc., to HSN Employees on July 7, 2017 (incorporated by reference to Liberty Interactive Corporation’s filing with the SEC on July 18, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(19)           Transcript of the Presentation of Mike George, President and CEO of QVC, Inc., to HSN Employees on July 7, 2017 (incorporated by reference to HSN Inc.’s filing with the SEC on July 18, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(20)           Excerpts of the Transcript of the Liberty Interactive Corporation and HSN, Inc. Investor Call Held on July 6, 2017 (incorporated by reference to Liberty Interactive Corporation’s filing with the SEC on July 20, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(21)           Transcript of CNBC Appearance by Michael George, President and CEO of QVC, Inc., on July 6, 2017 (incorporated by reference to Liberty Interactive Corporation’s filing with the SEC on July 28, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(22)           Press Release, dated August 3, 2017 (incorporated by reference to Exhibit 99.1 to HSN Inc.’s Current Report on Form 8-K filed with the SEC on August 3, 2017).

(a)(23)           Excerpts from Quarterly Report on Form 10-Q (incorporated by reference to HSN, Inc.’s filing with the SEC on August 3, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(24)           Excerpts from Earnings Call Held by HSN, Inc. on August 3, 2017 (incorporated by reference to HSN, Inc.’s filing with the SEC on August 4, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(25)           Press Release issued by QVC, Inc. on October 12, 2017 (incorporated by reference to Liberty Interactive Corporation’s filing with the SEC on October 12, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(26)           Letter to HSN Employees from the Office of the Chief Executive of HSN, Inc. (incorporated by reference to HSN, Inc.’s filing with the SEC on October 12, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(27)           Partner Letter (incorporated by reference to HSN, Inc.’s filing with the SEC on October 12, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(28)           Transcript of  Presentation of Mike George, President and CEO of QVC, Inc., to HSN Employees on October 12, 2017 (incorporated by reference to HSN, Inc.’s filing with the SEC on October 13, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(29)           Presentation of Mike George, President and CEO of QVC, Inc., to HSN Employees on October 12, 2017 (incorporated by reference to HSN, Inc.’s filing with the SEC on October 17, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(30)           Partner Letter (incorporated by reference to HSN, Inc.’s filing with the SEC on November 7, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(31)           Excerpt from the Transcript of the November 9, 2017 Earnings Call of Liberty Interactive Corporation (incorporated by reference to Liberty Interactive Corporation’s filing with the SEC on November 13, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(a)(32)    2017 Investor Day Presentation, dated November 16, 2017 (incorporated by reference to Liberty Interactive Corporation’s filing with the SEC on November 17, 2017 pursuant to Rule 425 of the Securities Act of 1933).

(c)(1)                Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Special Committee of HSN, Inc., dated January 13, 2017.*

(c)(2)                Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Board of Directors of HSN, Inc., dated January 30, 2017.*

(c)(3)                Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Special Committee of HSN, Inc., dated February 9, 2017.*

(c)(4)                Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Board of Directors of HSN, Inc., dated February 24, 2017.*

(c)(5)                Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Special Committee of HSN, Inc., dated March 9, 2017.*

(c)(6)                Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Special Committee of HSN, Inc., dated March 20, 2017.*

(c)(7)                Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Special Committee of HSN, Inc., dated May 11, 2017.*

(c)(8)                Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Special Committee of HSN, Inc., dated May 15, 2017.*

(c)(9)                Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Special Committee of HSN, Inc., dated May 19, 2017.*

(c)(10)         Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Board of Directors of HSN, Inc., dated May 24, 2017.*

(c)(11)         Supplemental joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Board of Directors of HSN, Inc., dated May 24, 2017.*

(c)(12)         Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Special Committee of HSN, Inc., dated May 26, 2017.*

(c)(13)         Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Special Committee of HSN, Inc., dated June 1, 2017.*

(c)(14)         Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Special Committee of HSN, Inc., dated June 12, 2017.*

(c)(15)         Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Board of Directors of HSN, Inc., dated June 13, 2017.*

(c)(16)         Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Board of Directors of HSN, Inc., dated June 22, 2017.*

(c)(17)         Joint presentation materials of Centerview Partners LLC and Goldman Sachs & Co. LLC to the Special Committee of HSN, Inc., dated July 5, 2017.*

(c)(18)         Opinion of Centerview Partners LLC to the Special Committee, dated July 5, 2017 (incorporated by reference to Annex C of the proxy statement/prospectus).

(c)(19)         Opinion of Goldman Sachs & Co. LLC to the Special Committee, dated July 5, 2017 (incorporated by reference to Annex D of the proxy statement/prospectus).

(d)(1)               Agreement and Plan of Merger, dated as of July 5, 2017, by and among Liberty Interactive Corporation, Liberty Horizon, Inc., and HSN, Inc. (incorporated by reference to Annex A of the proxy statement/prospectus).

(d)(2)                  Rights Agreement, dated as of December 23, 2008, between HSN, Inc. and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 to HSN, Inc.’s Current Report filed on Form 8-K with the SEC on December 29, 2008).

(d)(3)                  Amendment No. 1 to the Rights Agreement, dated as of July 5, 2017, by and between HSN, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Annex B of the proxy statement/prospectus).

(d)(4)                  Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corp., LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (incorporated by reference to Exhibit 10.1 to IAC/InterActiveCorp’s Current Report on Form 8-K filed with the SEC on May 16, 2008).

(d)(5)                  Spinco Assignment and Assumption Agreement, dated as of August 20, 2008, by and among IAC/InterActive Corp, HSN, Inc., Liberty Media Corporation and Liberty USA

Holdings, LLC (incorporated by reference to Exhibit 10.6 to HSN, Inc.’s Current Report on Form 8-K filed with the SEC on August 25, 2008).

(d)(6)                  Registration Rights Agreement, dated as of August 20, 2008, among HSN, Inc.,  Liberty Media Corporation and Liberty USA Holdings, LLC (incorporated by reference to Exhibit 10.5 to HSN, Inc.’s Current Report on Form 8-K filed with the SEC on August 25, 2008).

(f)                                   None.

(g)                                  None.

*                                         Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 27, 2017

HSN, INC.

By:	/s/ Rod R. Little
	Name:	Rod R. Little
	Title:	Chief Financial Officer

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

LIBERTY HORIZON, INC.

By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Senior Vice President and Assistant Secretary

[Signature Page to Transaction Statement on Schedule 13E-3]